UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION,
                             WASHINGTON, D.C. 20549
                           ---------------------------

                                  SCHEDULE TO/A

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                (Amendment No. 2)

                         California Independent Bancorp
                       (Name of Subject Company (Issuer))

                         California Independent Bancorp
                        (Name of Filing Person (Issuer))

                           Common Stock, No Par Value
                         (Title of Class of Securities)

                                    130334105
                      (CUSIP Number of Class of Securities)

                                John I. Jelavich
                        President/Chief Executive Officer
                            1227 Bridge St., Suite C,
                           Yuba City, California 95991
                                 (530) 674-6000
                 (Name, address and telephone numbers of persons
               authorized to receive notices and communications on
                            behalf of filing persons)

                                    Copy to:

                                   Daniel Eng
                              Bartel Eng & Schroder
                          300 Capitol Mall, Suite 1100
                          Sacramento, California 95814
                                 (916) 442-0400

                            CALCULATION OF FILING FEE
                  Transaction valuation* Amount of filing fee**
                               $5,000,000 $460.00

* Calculated solely for the purpose of determining the filing fee in accordance with Rule 0-11(b)(1). This calculation assumes the purchase of 200,000 shares at $25.00 per share.
** Previously paid


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[ ]      Check the box if any part of the fee is offset as provided by Rule
         011(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

         Amount Previously Paid:  Not applicable
         Form or Registration Number:  Not applicable
         Filing Party:  Not applicable
         Date Filed:  Not applicable

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer:

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]      third party tender offer subject to Rule 14d-1.

[X}      issuer tender offer subject to Rule 13e-4.

[ ]      going private transaction subject to Rule 13e-3.

[ ]      amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results
of a tender offer:      [ ]

Introductory Statement

This Amendment No. 2 to the issuer tender offer of California Independent Bancorp, Inc., a California corporation, relates to purchase up to 200,000 shares of its Common Stock, no par value. California Independent Bancorp is offering to purchase these shares at a price not less than $22.00 nor more than $25.00 per share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 27, 2002, and in the related Letter of Transmittal, which, as amended or supplemented from time to time, together constitute the "Offer". This Amendment No. 2 to the Issuer Tender Offer on Schedule TO is filed in satisfaction of the reporting requirements of Rule 13e-4(c)(1) promulgated under the Securities Exchange Act of 1934, as amended.

The information in the Offer to Purchase and the related Letter of Transmittal is incorporated into this Amendment No. 2 to the Schedule TO by reference to all of the applicable items in the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Items 1, 4, and 12.

Items 1, 4 and 12 of the Schedule TO, which incorporates by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as follows.


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A. The  question "IF I TENDER MY SHARES,  WHAT WILL THE  PURCHASE  PRICE FOR THE
SHARES BE?" and answer appearing on page one of the Summary Term Sheet of the Offer to Purchase is replaced to read as follows.

IF I TENDER MY SHARES, WHAT WILL THE PURCHASE PRICE FOR THE SHARES BE?

     We are conducting the Offer through a procedure commonly called a modified "Dutch Auction." This procedure allows you to select the price within a price range specified by us at which you are willing to sell your shares. The price range for this Offer is $22.00 to $25.00 per share. We will select the lowest purchase price that will allow us to buy 200,000 shares or, if a lesser number of shares are properly tendered, all shares that are properly tendered and not withdrawn. All shares we purchase will be purchased at the same price, even if you have selected a lower price, but we will not purchase any shares above the purchase price we determine. If you wish to maximize the chance that your shares will be purchased, you should check the box in the section on the Letter of Transmittal indicating that you will accept the purchase price we determine. You should understand that this election could result in your shares being purchased at the minimum price of $22.00 per share and may have the effect of decreasing the purchase price at which any common stock will be purchased. If your shares are purchased in the Offer, you will be paid the purchase price, in cash, without interest, promptly after the Expiration Date. Under no circumstances will we pay interest on the purchase price, even if there is a delay in making payment. See Sections 1 and 2.

B. The question " WHEN WILL WE PAY YOU FOR THE SHARES?" and answer appearing on page two of the Summary Term Sheet of the Offer to Purchase is replaced to read as follows.

WHEN WILL WE PAY YOU FOR THE SHARES?

     Promptly after the Expiration Date, currently set at December 30, 2002, our Depositary, U.S. Stock Transfer Corporation, will mail checks representing the shares purchased at the purchase price. See Sections 1 and 3.

C. The question "ONCE I HAVE TENDERED SHARES IN THE OFFER, CAN I WITHDRAW MY TENDER?" and answer appearing on page two of the Summary Term Sheet of the Offer to Purchase is replaced to read as follows.

ONCE I HAVE TENDERED SHARES IN THE OFFER, CAN I WITHDRAW MY TENDER?

     You may withdraw your tendered shares at any time before 5:00 p.m., Eastern Standard Time, on Monday, December 30, 2002, unless we extend the offer, in which case you can withdraw your shares until the expiration of the Offer as extended. In order to withdraw your tendered shares, you must deliver a written or facsimile notice of your withdrawal to the Depositary, U.S. Stock Transfer Corporation, at 1745 Gardena Avenue, Glendale, CA 91204-2991, Attn: Shareholder Relations, (818) 502-1404. Your notice of withdrawal must specify your name, the number of shares to be withdrawn and the name of the registered holder of the shares. Some additional requirements apply if the certificates for shares to be withdrawn have been delivered to the Depositary or if your shares have been tendered under the procedure for book-entry transfer set forth in Section 3.
Promptly after the Expiration Date, we will announce by press release, the purchase price for the tendered shares. Tendering shareholders, however, will not be able to withdraw their tendered shares after the Expiration Date. See
Section 4.

D. The question "HOW WILL I BE NOTIFIED IF WE EXTEND THE OFFER OR AMEND THE TERMS OF THE OFFER?" and answer appearing on page three of the Summary Term Sheet of the Offer to Purchase is replaced to read as follows.

HOW WILL I BE NOTIFIED IF WE EXTEND THE OFFER OR AMEND THE TERMS OF THE OFFER?

     If the Offer is extended, we will make a public announcement by a press release of the extension no later than 9:00 a.m., Eastern Standard Time, on the first business day after the previously scheduled Expiration Date. We will announce any amendment to the offer by making a public announcement by press release of the amendment. See Section 15.

E. The paragraph entitled "Determination of Validity" on page 17 of the Letter of Offer is replaced to read as follows.

Determination of Validity

     All questions as to the number of shares to be accepted, the purchase price to be paid for shares to be accepted and validity, form, eligibility (including the time of receipt) and acceptance for payment of any tendered shares pursuant to any of the procedures described above will be determined by us, in our sole discretion, and our determination will be final and binding on all parties. We reserve the absolute right to reject any or all tenders of any shares determined by us not to be in proper form or if the acceptance for payment of, or payment for, such shares may, in the opinion of our counsel, be unlawful. We also reserve the absolute right, in our sole discretion, to waive any of the conditions of the Offer or any defect or irregularity in any tender with respect to all shareholders. No tender of shares will be deemed to have been validly made until all defects and irregularities have been cured or waived by us. Neither we nor any of our affiliates, nor the Depositary, the Information Agent or any other person or entity, is under any duty to give any notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification. Our interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the instructions thereto) will be final and binding.

F. Section 7 entitled "Certain Conditions of the Offer" on page 22 of the Offer to Purchase is replaced as follows.

7.   CONDITIONS OF THE OFFER

     Notwithstanding any other provision of the Offer, we shall not be required to accept for payment, purchase or pay for any shares tendered, and may terminate or amend the Offer or may postpone the acceptance for payment of, the purchase of and the payment for, shares tendered, subject to Rule 13e-4(f) under the Exchange Act (see Section 15) if, in our sole judgment, at any time on or after November 27, 2002 and at or before the time of purchase of any such shares, any of the following events that are not within our direct or indirect control shall have occurred (or shall have been determined by us to have occurred) which, regardless of the circumstances (including any action or omission to act by us), makes it inadvisable to proceed with the Offer or with such purchase or payment:

     (a) there shall have been threatened, instituted or pending any action or proceeding by any government or governmental, regulatory or administrative agency or authority or tribunal or any other person, domestic or foreign, or before any court or governmental, regulatory or administrative authority or agency or tribunal, domestic or foreign, which: (i) challenges the making of the Offer, the acquisition of shares pursuant to the Offer or otherwise relates in any manner to the Offer or (ii) in our sole judgment, could materially adversely affect our business, condition (financial or other), income, operations or prospects, taken as a whole, or otherwise materially impair in any way the contemplated future conduct of our business or materially impair the Offer's contemplated benefits to us; or

     (b) there shall have been any action threatened or taken, or approval withheld, or any statute, rule, regulation, judgment, order or injunction threatened, proposed, sought, promulgated, enacted, entered, amended, enforced or deemed to be applicable to the Offer or us, by any court or any government or governmental, regulatory or administrative authority or agency or tribunal, domestic or foreign, which, in our sole judgment, would or might directly or indirectly: (i) make the acceptance for payment of, or payment for, some or all of the shares illegal or otherwise restrict or prohibit consummation of the Offer, (ii) delay or restrict our ability, or render us unable, to accept for payment or pay for some or all of the shares, (iii) materially impair the contemplated benefits of the Offer or (iv) materially affect our business, condition (financial or other), income, operations or prospects, taken as a whole, or otherwise materially impair in any way our contemplated future conduct of the business; or

     (c) there shall have occurred: (i) the declaration of any banking moratorium or suspension of payments in respect of banks in the United States,
(ii) any general suspension of trading in, or limitation on prices for, securities on any United States national securities exchange or in the over-the-counter market, (iii) the commencement or escalation of a war, armed hostilities or any other national or international crisis directly or indirectly involving the United States, (iv) any limitation (whether or not mandatory) by any governmental, regulatory or administrative agency or authority on, or any event which, in our sole judgment, might affect, the extension of credit by banks or other lending institutions in the United States, (v) any significant decrease in the market price of the shares or in the general level of market prices of equity securities in the United States or abroad or any change in the general political, market, economic or financial conditions in the United States or abroad that could have a material adverse effect on our business, operations or prospects or the trading in the shares or that, in our sole judgment, makes it inadvisable to proceed with the Offer or (vi) in the case of any of the foregoing existing at the time of the commencement of the Offer, in our sole judgment, a material acceleration or worsening thereof; or

     (d) a tender or exchange offer for any or all of the shares (other than the Offer), or any merger, business combination or other similar transaction with or involving us, shall have been proposed, announced or made by any entity or person; or

     (e) any entity or person shall have acquired or proposed to acquire beneficial ownership of more than 5% of the outstanding shares (other than any such entity or person which has acquired beneficial ownership of more than 5% of the outstanding shares prior to November 20, 2002).

     The foregoing conditions are for our sole benefit and may be asserted by us regardless of the circumstances giving rise to any such condition (including any action or inaction by the us) or may be waived by us in whole or in part. Our failure at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right, which may be asserted at any time and from time to time. If we waive any material condition described above, we will extend the Expiration Date for at least five business days. Any determination by us concerning the events described in this Section 7 shall be final and shall be binding on all parties.

G. The first paragraph of Section 14 entitled "Certain U.S. Federal Income Tax Consequences" on page 29 of the Offer to Purchase is replaced as follows.

14.  U.S. FEDERAL INCOME TAX CONSEQUENCES

     The following summary is a general discussion of the material United States federal income tax consequences of the Offer. This summary is based upon laws, regulations, rulings and decisions now in effect, all of which are subject to change, possibly retroactively. No ruling as to any matter discussed in this summary has been requested or received from the IRS.

ITEM 12. EXHIBIT.

     (a)(5)(iii) Press Release dated December 20, 2002.
     (a)(5)(iv)  Press Release dated December 20, 2002.

     SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    December 20, 2002

                                       California Independent Bancorp

                                       By:      /s/ John I. Jelavich
                                          -----------------------------------
                                          John I. Jelavich
                                          President and Chief Executive Officer

                                INDEX TO EXHIBITS


Exhibit
Number            Description

99.(a)(1)(i)      Offer to Purchase, dated November 27, 2002. *

99.(a)(1)(ii)     Letter of Transmittal, together with Guidelines for
                  Certification of Taxpayer Identification Number on Substitute
                  Form W-9. *

99.(a)(1)(iii)    Letter to Shareholders of CIB from John I. Jelavich, President and Chief Executive Officer, dated November 27, 2002. *

99.(a)(1)(iv)     Notice of Guaranteed Delivery. *

99.(a)(1)(v)      Letter to Brokers, Dealers, Commercial Banks, Trust Companies
                  and Other Nominees, dated November 27, 2002. *

99.(a)(1)(vi)     Letter to Clients for use by Brokers, Dealers, Commercial
                  Banks, Trust Companies and Other Nominees to their Clients. *

99.(a)(5)(i)      Press Release dated November 27, 2002. *

99.(a)(5)(ii)     Press Release dated November 29, 2002. *

99.(a)(5)(iii)    Press Release dated December 20, 2002. **

99.(a)(5)(iv)     Press Release dated December 20, 2002.**

99.(b)(i)         Amended and Restated Declaration of Trust, CIB Capital Trust,
                  dated as of October 29, 2002*

99.(b)(ii)        Indenture, dated as of October 29, 2002*

99.(b)(iii)       Guarantee Agreement, dated as of October 29, 2002*

*   Previously filed
**  Filed herewith